

November 21, 2011

Via E-mail
Robert M. Baker
Chief Executive Officer
International Gold Corp.
1111 West Georgia Street, Suite 1720
Vancouver, British Columbia
Canada V6E 4M8

      Re: International Gold Corp.
             Form 10-K for Fiscal Year Ended December 31, 2010
             Filed April 15, 2011
             File No. 000-53676

Dear Mr. Baker:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                 Sincerely,

                                 /s/Tia L. Jenkins

                                 Tia L. Jenkins
                                 Senior Assistant Chief Accountant
                                 Office of Beverages, Apparel and
                                 Mining